



05039825



SECURI~~T~~   ~~ON~~

~~Washington, D.C. 20549~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- **65150**

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____**01/01/04**____ AND ENDING____**12/31/04**____

                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **C3 CAPITAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 WEST END AVENUE, SUITE 1E
(No. and Street)

NEW YORK   **NY**   **10023**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVENUE   **NEW YORK**   **NY**   **10023**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 31 2005

THOMSON FINANCIAL



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _CATHERINE S. BANAT_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _C 3 CAPITAL, LLC_ , as of _DECEMBER 31_ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO.

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



C3 CAPITAL, LLC

FINANCIAL STATEMENTS WITH AUDITORS' REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2004

CONTENTS



Marks Paneth & Shron LLP

*Certified Public Accountants
and Consultants*

INDEPENDENT AUDITORS' REPORT

Member
C3 Capital, LLC

We have audited the accompanying statement of financial condition of C3 Capital, LLC as of December 31, 2004 and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C3 Capital, LLC at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth + Shron LLP

New York, NY
February 15, 2005

622 Third Avenue
New York, NY 10017-6701
Telephone   212 503 8800
Facsimile   212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone   516 992 5900
Facsimile   516 992 5800

Website   www.markspaneth.com



Associated worldwide with
Jeffreys Henry International

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash $ 15,018

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
   Accounts payable and accrued expenses $ 5,011

MEMBER'S EQUITY   10,007

                                                                                                         $ 15,018

See notes to financial statements.

C3 CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

FEE REVENUE		$ 96,813
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional fees	$ 102,824	
Licensing and regulatory fees	4,607	
Other	536	
Total General and Administrative Expenses		107,967
NET LOSS		$ (11,154)

See notes to financial statements.

C3 CAPITAL, LLC

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

MEMBER'S CAPITAL CONTRIBUTION	$ 11,458
NET LOSS	(11,154)
INCREASE IN MEMBER'S EQUITY	304
MEMBER'S EQUITY	
Beginning of year	9,703
End of year	$ 10,007

See notes to financial statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (11,154)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in accounts payable and accrued expenses	996
Net cash used in operating activities	(10,158)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's capital contribution	11,458
INCREASE IN CASH	1,300
CASH	
Beginning of year	13,718
End of year	$ 15,018

See notes to financial statements.

1. BUSINESS DESCRIPTION

C3 Capital, LLC ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Fee income is derived from services rendered in connection with the private placement of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company is not subject to Federal or state income taxes, which are the responsibility of the Company's sole member.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. PROFESSIONAL FEES

During the year ended December 31, 2004, the Company incurred approximately $95,000 of legal fees in connection with a law suit filed by the Company against one of its clients alleging non-payment of fees. The accompanying financial statements do not include any amount which may be recoverable from the client.

4. RELATED PARTY TRANSACTIONS

An entity which is owned by the owner of the Company provides certain administrative services to the Company at no charge.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The Rule requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1.

At December 31, 2004, the Company's net capital under the rule was $10,007, which exceeded required net capital of $5,000 by $5,007 and the ratio of aggregate indebtedness to net capital was 0.50 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers, and is not subject to certain other requirements of the Customer Protection Rule.

C3 CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

MEMBERS' EQUITY	$ 10,007
NON-ALLOWABLE ASSETS	-
NET CAPITAL	10,007

MINIMUM NET CAPITAL REQUIRED
  $5,000 or 6-2/3% of aggregate indebtedness
  of $5,011, whichever is greater
	5,000

EXCESS NET CAPITAL	$ 5,007
AGGREGATE INDEBTEDNESS Accounts payable and accrued expenses	$ 5,011
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	50

C3 CAPITAL, LLC

AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2004

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying auditors' report and as reported by C3 Capital, LLC in Part IIA of Form X-17A-5 for the quarter ended December 31, 2004.



C3 CAPITAL, LLC

AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

DECEMBER 31, 2004



Marks Paneth & Shron LLP

Certified Public Accountants
and Consultants

Member
C3 Capital, LLC

In planning and performing our audit of the financial statements of C3 Capital, LLC ("the Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

622 Third Avenue
New York, NY 10017-6701
Telephone   212 503 8800
Facsimile   212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone   516 992 5900
Facsimile   516 992 5800

Website   www.markspaneth.com

 *Associated worldwide with*
Jeffreys Henry International

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the member, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mark Paneth + Shron LLP

New York, NY
February 15, 2005